Exhibit 16.1




March 1, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sir or Madam:

We have read the second and third paragraphs of Item 4 included in the Form 8-K dated March 1, 2002 of EOG Resources, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,



Arthur Andersen LLP

cc:  Mr. Edmund P. Segner, III - EOG Resources, Inc.